SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of February 2003
                                                    ---------

                  Hellenic Telecommunications Organization S.A.
                 ----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F X                Form 40-F
                         ---                         ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                 Yes                       No
                    ---                        ----

Enclosures:

1. Press release dated February 13, 2003

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OTE Announces New Tariffs for Leased Lines and Data Network Services

    ATHENS, Greece--(BUSINESS WIRE)--Feb. 13, 2003-- Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced a rebalanced package for Leased Lines and Data Network Services and introduced a new discount package "datapack" for its corporate clients, that will be available from 31st March, 2003.
    According to the new tariff policy for Leased Lines, announced earlier today, OTE is reducing all its Digital Domestic Long Distance and International Leased Lines by 30%. Digital Local Leased Lines will be reduced by up to 30% (7 of the 9 subcategories), while the remaining two subcategories and the Analogue Local Lines will be increased by 3.8% to 12%.
    The reduction of tariffs for Data Network Services will range from 22% to 28% for the Frame Relay services of the Hellaspac network, as well as for the Hellasstream net network services (Cell Relay, Frame Relay and Circuit Emulation).
    For those entities that have been issued a telecommunications provider license by the NTCP, an additional Leased Lines tariff reduction of up to 5% is foreseen.
    Additionally, OTE has developed a new discount package, the "datapack", that provides its customers with a reduction of up to 25% depending on volume usage, and based on the yearly billings for their national Analogue and Digital Leased Lines, Frame Relay services of the Hellaspac network and Hellasstream network services (Cell Relay, Frame Relay and Circuit Emulation).
    As Mrs. Soula Evans, General Manager of Business and Residential Customers, stated: " Consistent with the implementation of our commercial policy and with the priorities that we have stipulated for the provision of quality services in the best possible price and the creation of packages, we announce today our new tariffs as well as the new discount package `datapack'. Our goal is to meet our clients' needs more effectively and to facilitate further development and use of contemporary technologies."

    Note: The new tariffs are available to www.ote.gr

    About OTE

    OTE is a provider of public, fixed switched domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.
    Email: IRoffice@ote.gr

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on July 15, 2002.

    CONTACT: OTE
             George Rallis - Investor Relations Officer,
             Tel: +30 210 611 5888; email: grallis@ote.gr or
             Kostas Bratsikas - Investor Relations,
             Tel: +30 210 611 1428; email: brakon@ote.gr or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 13 February 2003             By: /s/ Dimitris Kodvatos
                                       -------------------------------------
                                   Name: Dimitris Kodvatos
                                   Title: Chief Financial Officer

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